Exhibit 99.2

THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the “Meeting”) of
The Descartes Systems Group Inc. (the “Corporation”)
Held on June 15, 2023 by way of online webcast

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 75,061,434 which represented 88.23% of the 85,078,029 common shares of the Corporation that were outstanding on May 2, 2023.

1.	Election of Directors

By ballot, the following eight individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:
Deepak Chopra
Deborah Close
Eric Demirian
Sandra Hanington
Kelley Irwin
Dennis Maple
Chris Muntwyler
Jane O’Hagan
Edward Ryan
John Walker

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Director Nominee	Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
Deepak Chopra	72,901,775	97.89%	1,573,563	2.11%
Deborah Close	72,785,597	97.73%	1,689,744	2.27%
Eric Demirian	71,530,973	96.05%	2,944,368	3.95%
Sandra Hanington	73,566,240	98.78%	909,101	1.22%
Kelley Irwin	73,563,137	98.78%	912,204	1.22%
Dennis Maple	73,078,315	98.12%	1,397,026	1.88%
Chris Muntwyler	72,975,296	97.99%	1,500,046	2.01%
Jane O’Hagan	72,934,259	97.93%	1,541,082	2.07%
Edward Ryan	73,563,634	98.78%	910,707	1.22%
John Walker	72,467,017	97.30%	2,008,325	2.70%

2.	Appointment of Auditors

By ballot, KPMG LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

The report on ballot provided by the scrutineers at the Meeting in respect of the shared voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes WITHHELD	Percentage of Votes WITHHELD
74,960,046	99.88%	89,544	0.12%

3.	Amendments to Shareholder Rights Plan

By ballot, the proposed amendments to the Corporation’s Shareholder Rights Plan were approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
73,568,932	98.78%	906,409	1.22%

4.	Say-On-Pay

By ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

The report on ballot provided by the scrutineers at the Meeting in respect of the shares voted was as follows:

Number of Votes FOR	Percentage of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes AGAINST
70,668,885	94.89%	3,806,456	5.11%

DATED at Toronto, Ontario this 15th day of June 2023.

THE DESCARTES SYSTEMS GROUP INC.

By: ‘signed’
Name: Peter Nguyen
Title: General Counsel and Corporate Secretary